11023407

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/10 (MM/DD/YY) AND ENDING 08/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Busada Advisory Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2860 N. Cypress Circle
(No. and Street)

Wichita (City) KS (State) 67226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric S. Namee 316-683-6383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Gibbs & Houlik, L.C.
(Name – *if individual, state last, first, middle name*)

301 N. Main, Ste. 1700 (Address) Wichita (City) KS (State) 67202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 1? 2011
REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric S. Namee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Busada Advisory Services, Inc., as of August 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

KIMBERLY DAWN TRAFFAS
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 11/03/2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended August 31, 2011 and 2010

TABLE OF CONTENTS

AGH
Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Busada Advisory Services, Inc.

We have audited the accompanying statements of financial condition of Busada Advisory Services, Inc. as of August 31, 2011 and 2010, and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Busada Advisory Services, Inc. as of August 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Allen, Gibbs & Houlik, L.C.

October 17, 2011

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

August 31, 2011 and 2010

ASSETS	2011	2010
Current assets:		
Cash	$ 18,276	$ 12,721
Commissions receivable	1,382	1,350
Prepaid expenses	--	10,000
Total current assets	19,658	24,071
Property and equipment:		
Office equipment and furniture	6,225	6,225
Less accumulated depreciation	(4,371)	(3,518)
	1,854	2,707
	$ 21,512	$ 26,778

LIABILITIES AND STOCKHOLDER'S EQUITY	2011	2010
Current liabilities:		
Accrued expenses	$ 6,595	$ 345
Payroll taxes payable	68	27
Total current liabilities	6,663	372
Deferred income tax	--	1,970
Stockholder's equity:		
Common stock, no par value, 500 shares authorized, 300 issued and outstanding	6,000	6,000
Retained earnings	8,849	18,436
Total stockholder's equity	14,849	24,436
	$ 21,512	$ 26,778

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF OPERATIONS

Years Ended August 31, 2011 and 2010

	2011	2010
Revenues:		
Commissions	$ 47,628	$ 49,301
Interest	8	2
	47,636	49,303
Expenses:		
Depreciation	853	867
Other operating expenses	58,340	39,534
	59,193	40,401
(Loss) income before income taxes	(11,557)	8,902
Income tax benefit (expense)	1,970	(1,632)
Net (loss) income	$ (9,587)	$ 7,270

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended August 31, 2011 and 2010

	Common Stock			
	Number of Shares	Amount	Retained Earnings	Total Stockholder's Equity
Balance at August 31, 2009	300	$ 6,000	$ 11,166	$ 17,166
Net income			7,270	7,270
Balance at August 31, 2010	300	6,000	18,436	24,436
Net loss			**(9,587)**	**(9,587)**
Balance at August 31, 2011	**300**	**$ 6,000**	**$ 8,849**	**$ 14,849**

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF CASH FLOWS

Years Ended August 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net (loss) income	$ (9,587)	$ 7,270
Adjustments to reconcile net (loss) income to net cash flow from operating activities:		
Depreciation	853	867
Change in prepaid expenses	10,000	(10,000)
Change in commissions receivable	(32)	8,155
Change in accrued expenses	6,250	(1,763)
Change in deferred income taxes	(1,970)	1,632
Change in payroll taxes payable	41	(9,796)
Change in income taxes payable	--	(574)
Net cash from operating activities	5,555	(4,209)
Cash flows from investing activities:		
Purchase of office equipment	--	(1,729)
Net cash from investing activities	--	(1,729)
Net change in cash	5,555	(5,938)
Cash, beginning of year	12,721	18,659
Cash, end of year	$ 18,276	$ 12,721

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS OPERATIONS

Busada Advisory Services, Inc. (Company) was incorporated on November 15, 1985 in New Jersey. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's main office is in Wichita, Kansas with a branch in Florida. The Company's primary source of revenue is commissions from selling mutual funds and annuities to middle and upper-income individuals in these states. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

Revenue Recognition and Commissions Receivable - Commissions revenues are recorded on a trade date basis. Commissions receivable are estimated amounts due from investment transactions occurring prior to year-end but not received before year-end. No allowance is necessary as all amounts are deemed collectible.

Furniture and Equipment - Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards; deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the financial effects of a tax position only when it believes it can more likely than not support the position upon an examination by the relevant tax authority. As of August 31, 2011 and 2010, the Company believes it does not have any material uncertain tax positions. Tax years that remain subject to examination in the Company's major tax jurisdictions (Federal and State of Kansas) include fiscal years ending in 2008, 2009, 2010, and 2011.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Subsequent Events - Subsequent events have been evaluated through October 17, 2011, which is the date the financial statements were issued.

3. PROPERTY AND EQUIPMENT

Office equipment is depreciated using estimated useful lives of five years. Office furniture is depreciated using estimated useful lives of seven years. Depreciation expense for the years ended August 31, 2011 and 2010 was $853 and $867, respectively.

4. INCOME TAXES

Deferred tax liabilities as of August 31, 2011 and 2010 consist of the following:

	2011	2010
Deferred tax liabilities:		
Property and equipment	$ --	$ 180
Prepaids and other	--	1,790
Total deferred tax liabilities	$ --	$ 1,970

Income tax benefit (expense) for the years ended August 31, 2011 and 2010 is as follows:

	2011	2010
Current	$ --	$ --
Deferred	1,970	(1,632)
Total	$ 1,970	$ (1,632)

5. OPERATING LEASE

The Company leases office space from a former shareholder under a month-to-month lease. Total rent expense was $13,620 and $18,540 for the years ended August 31, 2011 and 2010, respectively.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At August 31, 2011, the Company had net capital and net capital requirements of $12,821 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .520 to 1. At August 31, 2010, the Company had net capital and net capital requirements of $11,555 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .203 to 1.

SUPPLEMENTARY INFORMATION

BUSADA ADVISORY SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AUGUST 31, 2011 AND 2010

	2011	2010
Aggregate indebtedness:		
Accrued expenses and other	**$ 6,663**	$ 2,342
Total aggregate indebtedness	**$ 6,663**	$ 2,342
Net Capital:		
Credit items:		
Common stock	**$ 6,000**	$ 6,000
Retained earnings	**8,849**	18,436
Total credit items	**14,849**	24,436
Deductions and charges:		
Furniture and equipment, at cost, less accumulated depreciation	**1,854**	2,707
Hair cut on securities owned	**174**	174
Prepaid expenses	**--**	10,000
Total deductions and charges	**2,028**	12,881
Net capital	**$ 12,821**	$ 11,555
Capital requirements:		
Net capital	**$ 12,821**	$ 11,555
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for broker-dealer ($5,000)	**5,000**	5,000
Net capital in excess of requirements	**$ 7,821**	$ 6,555
Ratio of aggregate indebtedness to net capital	**.520 to 1**	.203 to 1

There were no liabilities subordinated to the claim of general creditors at August 31, 2011 and 2010.

BUSADA ADVISORY SERVICES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH
THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

AUGUST 31, 2011 AND 2010

	2011	2010
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in PartIIA of Form X-17A-5 as of August 31, 2011 and 2010	**$ 6,663**	$ 2,342
Adjustments	**--**	--
Aggregate indebtedness as computed on Schedule 1	**$ 6,663**	$ 2,342
Net Capital:		
Net capital as reported by the registrant in PartIIA of Form X-17A-5 as of August 31, 2011 and 2010	**$ 12,821**	$ 11,555
Adjustments	**--**	--
Net capital as computed on Schedule 1	**$ 12,821**	$ 11,555

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED AUGUST 31, 2011 AND 2010

WITH

INDEPENDENT AUDITORS' REPORT

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

✓ (ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

12-17-10

Authorized Signature/Title — Date

SIPC-3 2011

8-035165 FINRA AUG 1/9/1986
BUSADA ADVISORY SERVICES INC
2860 N CYPRESS CIRCLE
WICHITA, KS 67226-2126

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3

Mailed 12/17/10
KDT

FY 2011

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2011** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

✓ (ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Independent Auditor's Report on Internal Control

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

To the Board of Directors
Busada Advisory Services, Inc.
Wichita, Kansas

In planning and performing our audit of the financial statements of Busada Advisory Services, Inc. (the Company) as of and for the year ended August 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

October 17, 2011
Wichita, Kansas

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED AUGUST 31, 2011 AND 2010

WITH

INDEPENDENT AUDITORS' REPORT